

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2023

Nassim Usman, Ph.D.
President and Chief Executive Officer
Catalyst Biosciences, Inc.
611 Gateway Blvd
Suite 120
South San Francisco, CA 94080

      Re: Catalyst Biosciences, Inc.
          Preliminary Proxy Statement on Schedule 14A
          Filed March 30, 2023
          File No. 000-51173

Dear Nassim Usman:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Life Sciences

cc: Stephen B. Thau, Esq.